UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

365 Bay Street, Suite 800

Toronto, Ontario M5H 2V1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On August 15, 2022, Flora Growth Corp., a company incorporated in the Province of Ontario (the “Company”), issued a press release providing a business update and announcing its financial results for the six months ended June 30, 2022. A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The unaudited interim condensed consolidated financial statements for the Company as of and for the six month periods ended June 30, 2022 and 2021, and the Operating and Financial Review and Prospects of the Company for the corresponding periods are furnished as Exhibits 99.2 and Exhibit 99.3, respectively, to this Report on Form 6-K.

Exhibit Index

Exhibit 99.1	Press Release of Flora Growth Corp., dated August 15, 2022.

Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements as of and for the six month periods ended June 30, 2022 and 2021.

Exhibit 99.3	Operating and Financial Review and Prospects for the six month periods ended June 30, 2022 and 2021.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

Date: August 15, 2022	By:	/s/ Luis Merchan
	Name:	Luis Merchan
	Title:	Chief Executive Officer

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